Exhibit 3.1A

CERTIFICATE OF AMENDMENT OF

THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

WAGEWORKS, INC.

WageWorks, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

A. The name of the Corporation is WageWorks, Inc. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on January 28, 2000, under the name of “Pre-Tax.Net, Inc.”.

B. Pursuant to Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”), the Board of Directors of the Corporation duly adopted resolutions setting forth the terms and provisions of this Certificate of Amendment of the Fourth Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Amendment”), declaring the terms and provisions of this Certificate of Amendment to be advisable, and directing that the terms and provisions of this Certificate of Amendment be submitted to and considered by the stockholders of the Corporation for approval.

C. This Certificate of Amendment has been duly adopted in accordance with the applicable provisions of Sections 228 and 242 of the DGCL by the required number of shares of outstanding stock of the Corporation entitled to vote thereon, in lieu of a meeting and vote of stockholders.

D. Pursuant to Section 242 of the DGCL, this Certificate of Amendment amends the provisions of the Corporation’s Fourth Amended and Restated Certificate of Incorporation as set forth herein.

E. Article IV(A) of the Corporation’s Amended and Restated Certificate is hereby amended and restated to read in its entirety as follows:

“A. Classes of Stock and Reverse Split

1. Classes of Stock. This Corporation is authorized to issue two classes of shares to be designated respectively Preferred Stock (“Preferred Stock”) and Common Stock (“Common Stock”). The total number of shares of capital stock that the Corporation is authorized to issue is 100,986,829 shares. The total number of shares of Preferred Stock this Corporation shall have authority to issue is 40,458,698 shares. The total number of shares of Common Stock this Corporation shall have authority to issue is 60,528,131 shares. The Preferred Stock shall have a par value of $0.001 per share and the Common Stock shall have a par value of $0.001 per share.

2 Shares of Common Stock. Notwithstanding the provisions of Section 242(b)(2) of the General Corporation Law of Delaware, the number of authorized shares of

Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation (voting together on an as-if converted basis).

3 Reverse Split. Without any further action on the part of any stockholders of the Company, immediately upon the filing of this Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Corporation with the Secretary of State of Delaware (the “Effective Time”), each two (2) shares of issued and outstanding Common Stock shall be reconstituted and combined into one (1) share of Common Stock (the “Reverse Split”). At the Effective Time, the Series A Conversion Price, Series A-1 Conversion Price, Series A-2 Conversion Price, Series B Conversion Price, Series C Conversion Price, Series D Conversion Price, Series E Conversion Price and Series E-1 Conversion Price then in effect shall, concurrently with the effectiveness of the Reverse Split, be proportionately increased to $4.6944, $2.72, $4.6944, $2.80, $8.50, $12.98, $8.00 and $4.58, respectively, in accordance with Sections 5(a)(1)-(8) of Article IV(D). No fractional shares shall be issued upon the Reverse Split. In lieu of the issuance of fractional shares and in accordance with Section 155 of the General Corporation Law of Delaware, the Corporation shall pay in cash the fair value of such fraction of a share immediately upon the consummation of the Reverse Split as determined in good faith by the Corporation’s board of directors. Each outstanding stock certificate of the Corporation, which represented one or more shares of Common Stock, shall immediately after the Reverse Split represent that number of shares of Common Stock equal to the quotient obtained by dividing (x) the number of shares of stock represented on such certificates by (y) two (2), rounded down to the nearest whole number.”

F. The first paragraph of Article IV(B)(3)(b) of the Corporation’s Amended and Restated Certificate of Incorporation is hereby amended to read in its entirety as follows:

“b. If, on or prior to December 31, 2012 (the “Redemption Trigger Date”), the Corporation has not consummated the sale of the Corporation’s Common Stock in a firm commitment, underwritten public offering registered under the Securities Act of 1933, as amended (the “Securities Act”), in which the net proceeds to the Corporation from the sale of the Corporation’s Common Stock is $40 million or greater, and the offering price per share is at least $20.78 (as adjusted for any stock dividends, combinations or splits with respect to such shares) (a “Qualified IPO”), then at any time after the Redemption Trigger Date (i) the holders of not less than a majority of the issued and outstanding Series C Preferred Stock may, by written notice, request that the Corporation redeem all shares of Series C Preferred Stock then held by such holders, (ii) the holders of not less than a majority of the issued and outstanding Series D Preferred Stock may, by written notice, request that the Corporation redeem all shares of Series D Preferred Stock then held by such holders and/or (iii) the holders of not less than a majority of the issued and outstanding Series E Preferred Stock may, by written notice, request that the Corporation redeem all shares of Series E Preferred then held by such holders; provided, however, that the Redemption Trigger Date shall be extended if, and only for as long as, the Corporation has filed and not withdrawn a registration statement of Form S-1 in connection with the initial public offering of its Common Stock. Thereafter:”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Joseph L. Jackson, its Chief Executive Officer, effective as of July 15, 2011.

WAGEWORKS, INC.

By:	/s/ Joseph L. Jackson
Joseph L. Jackson
Chief Executive Officer